UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2002
WASH. D.C. 155 SECTION

Form 6-K

REPORT OF FOREIGN ISSUER

**PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2002

RADWARE LTD.
(Translation of registrant's name into English)

22 Raoul Wallenberg St., Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.



Date: April 21, 2002

By: ______________________

Méir Moshe
Chief Financial Officer

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

RADWARE OPENS OFFICE IN JAPAN

Radware Continues to Expand its Presence in Asia as Demand Grows for the Company's Intelligent Application Switching Solutions

Tokyo, Japan, March 18, 2002 — Radware (NASDAQ; RDWR), the leader in intelligent Application Switching, ensuring end-to-end control, performance and integrity of networked applications, today announced the opening of a new office in Japan.

"The opening of this new office demonstrates our full commitment to the Japanese market and our customers," said Yaron Danieli, VP Sales at Radware. "It also reflects the direction taken by Radware, whereby we are adapting to the various market needs and demands of different countries as we get closer to our customers and partners. This will help reinforce our position as the global market leader of Application Switching technology."

Akihiko Takano has been appointed as General Manager of Radware in Japan. Prior to joining Radware, Mr. Takano served as Sales Director of the Business Group at Lucent. Beforehand, he worked for 16 years at Nichimen Data Systems, where he began in the Sales and Engineering department, and later was promoted to the position of Sales Manager of System Integration Business.

"The opening of Nihon Radware KK in Tokyo is an important step for Radware as we are seeing a dramatic increase of interest in our solutions that assure the full availability and ongoing operation of networked operations and services," said Akihiko Takano, General Manager at Nihon Radware KK. "Our local office in Tokyo will help us grow our already impressive customer base."

Office Details

Nihon Radware KK

Level 15, JT Building

2-2-1 Toranomon, Minato-Ku

Tokyo 105-0001, Japan
Tel: +81 (-3) -5114-8340
Fax: +81 (-3) -5114-8341

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of the critical business processes. Radware's solutions address the needs of corporate enterprises, service providers and e-commerce business through one or more of our award-winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director and the CertainT 100. Radware's comprehensive suite of products service end-to-end application operations and provide robust and scalable network traffic assurance. *Get certain, from click to content, across your network – with Radware.* For more information, please visit us at www.radware.com

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Editorial Contacts:
Paul Macchia, Radware; 201-512-9771 xt. 236 or paulm@radware.com
Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or jonr@radware.com
Investor Relations:
Dennis S. Dobson; 203-255-7902 or IR@radware.com

For Immediate Release

RADWARE'S FIREPROOF NAMED A 2002 FINALIST BY *NETWORK COMPUTING* FOR WELL-CONNECTED AWARD

FireProof Tops Migration Tool Category Based on Ability to Identify and Block DoS and DDoS Attacks in Real-Time

MAHWAH, NJ, March 21, 2002 - Radware (NASDAQ; RDWR), the leader in intelligent Application Switching, ensuring end-to-end control, performance and integrity of networked applications today announced that its FireProof Security Application Switch has been awarded finalist status by *Network Computing*, a CMP Media LLC magazine, for a 2002 Well-Connected Award in the category of DDoS Migration Tools. The product was chosen for its innovative method of mitigating any form of Denial of Service (DoS) and/or Distributed Denial of Service (DDoS) attacks. FireProof was previously named Editor's Choice in the December 10, 2001 issue of *Network Computing* for its ability to detect and prevent DoS attacks, ensuring full protection at Gigabit speeds.

The FireProof Security Application Switch guarantees uninterrupted operation of firewalls, Virtual Private Networks (VPN's) and Intrusion Detection Systems (IDS's), while providing Enhanced Application Security and shielding from Denial of Service (DoS) attacks. FireProof optimizes end-to-end resources to deliver total security.

"Once again, Radware is first to the future, and we are pleased to be recognized by *Network Computing* as a Well-Connected Award finalist," said Vikram K. Desai, Chief Operating Officer, Radware. "These awards underscore our heritage of driving constant innovation and establishes us as the clear leader in network security and protection of infrastructure assets. All networks are susceptible to malicious DoS attacks, however, Radware's customers will be the best protected anywhere on the planet."

This year, the winners of the *Network Computing* Well-Connected Awards will be revealed at a gala event held on the evening before one of the industry's largest trade shows, NetWorld+Interop 2002 Las Vegas. All Finalists will be highlighted in the May 13th issue of *Network Computing* and also on *Network Computing Online* at http://www.networkcomputing.com.

Radware's FireProof is an innovative and comprehensive Security Applications Switch providing optimization, high availability and scalability for firewalls, IDS and VPN. In addition, there are advanced security modules, which are part of our SynApps architecture that may be utilized for increased security requirements. FireProof provides real time protection from over 450 of the more common attacks as well as advanced DoS protection in high throughput environments.

"No other annual awards program in the industry uses hand-on evaluations to choose its winners," said Fritz Nelson, Publisher of CMP's *Network Computing*. "Our editors worked at length to research and test the best offerings in the enterprise arena. Being named a Well-Connected Award Finalist is a true reflection of product quality rather than merely product popularity or marketing effectiveness."

About Network Computing

Network Computing (http://www.networkcomputing.com) published by CMP Media LLC, Manhasset, N.Y., defines the core issues facing people who manage technology in business — analyzing the critical decision points in purchasing the products, technologies and services that achieve corporate initiatives. Twice a month 220,000 IT professionals turn to Network Computing to get the information they need to make the right purchase decisions.

About CMP Media LLC

CMP Media LLC (www.cmpnet.com) is a leading high-tech media company providing essential information and marketing services to the entire technology spectrum—the builders, sellers and users of technology worldwide. Capitalizing on its editorial strength, CMP is uniquely positioned to offer marketers' comprehensive, integrated media solutions tailored to meet their individual needs. Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, custom publishing, testing and consulting.

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of the critical business processes. Radware's solutions address the needs of corporate enterprises, service providers and e-commerce business through one or more of our award-winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director and the CertainT 100. Radware's comprehensive suite of products service end-to-end application operations and provide robust and scalable network traffic assurance. *Get certain, from click to content, across your network – with Radware.* For more information, please visit us at www.radware.com

# # #

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

FOR IMMEDIATE RELEASE

Media Relations Contact for Authentor Systems:
Jodi Paradise
(305) 446-2700
jparadise@thorpco.com

Media Relations Contacts for Radware:
Paul Macchia
(201) 512-9771 x 236
paulm@radware.com

Jon Rabinowitz
+972-3-766-8666
jonr@radware.com

Investor Relations Contact for Radware:
Dennis S. Dobson
(203) 255-7902
IR@radware.com

Radware, Authentor Deliver Improved Network Availability, Security Across the Enterprise

MAHWAH, N.J., and ENGLEWOOD, CO., March 26, 2002 – Radware (NASDAQ; RDWR), the leader in intelligent Application Switching ensuring the end-to-end control, performance and integrity of networked applications, and Authentor Systems, a provider of usage dynamics enhanced authentication systems, today announced they are partnering to provide companies with high network availability and secure user access to e-business resources. One of the nation's largest quick-service restaurant chains will be their first shared customer for securing a high availability intranet for their 30,000 employees.

Enterprises that deploy Radware's Web Server Director (WSD) Application Switch and CertainT 100 - SSL Accelerator with Authentor's SmartPath™ system can streamline network management, accelerate response times and improve the security and quality of services at minimal costs. The configuration will ensure that high volumes of e-business users have convenient, reliable and secure access to appropriate online applications based on their individual authentication privileges and historical behavior patterns.

"As our customers experience increasing levels of Web traffic, they are faced with the daunting task of ensuring these growing numbers of users obtain appropriate and secure access to protected Web resources," said Jeff Deitz, Senior Manager, Business Development, Radware. "Our application switch technology coupled with Authentor's SmartPath delivers the seamless control and security, without network degradation."

Authentor's SmartPath, which supports the full range of authentication methods, features a usage dynamics engine that ensures that users are who they claim to be based on their typical usage patterns. The technology enhances network security and automates policy administration, reducing the costs of managing secure access for large populations of online users.

-more-

"Because IT professionals have many decisions to make, it is important that they select comprehensive drop-in solutions that inter-operate as well as provide them with the lowest cost of ownership and highest return on investment," said Bob Forbes, founder and executive vice president of Authentor Systems. "With this agreement, we can offer e-businesses the ability to deploy secure, scalable solutions to help them streamline the management of Web traffic and strengthen username/password security."

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of the critical business processes.

Radware's solutions address the needs of corporate enterprises, service providers and e-commerce business through one or more of our award-winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, LinkProof, Peer Director and the CertainT 100. Radware's comprehensive suite of products service end-to-end application operations and provide robust and scalable network traffic assurance. Get certain, from click to content, across your network - with Radware. For more information, please visit us at www.radware.com.

About Authentor Systems

Authentor Systems Inc. develops and markets affordable authentication solutions for the enterprise. The company's flagship product, SmartPath™, features a patent-pending behavior-profiling engine that supports traditional Web access control and advanced authentication solutions to provide a strong, transparent layer of network security without requiring additional hardware, software or administrative training. Headquartered in Englewood, Colo., Authentor partners with leading technology companies, including RSA Security, Entrust, SafLink and more. For more information, visit www.authentor.com or call (303) 792-3726.

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Internet traffic management industry, changes in demand for Internet traffic management products, the timing and amount of cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.